John E. Lux, Esq.	1629 K Street, Suite 300 Washington, DC 20006
Lux Law, pa	(202) 780-1000 john.lux@securities-law.info

December 11, 2017

Barbara C. Jacobs

Assistant Director

Office of Information Technologies and Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

GlobalTech Holdings, Inc.

Offering Statement on Form 1-A

Filed October 19, 2017

File No. 024-10755

Dear Ms. Jacobs:

On behalf of Globaltech Holdings, Inc. (the “Company”), we respond as follows to the Staff’s comment letter, dated November 14, 1017, relating to the above-captioned Offering Statement on Form 1-A (“Offering Statement”). Captions and page references herein correspond to those set forth in Amendment No. 1 to the Offering Statement, a copy of which has been marked with the changes from the original filing of the Offering Statement.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Certain Relationships and Related Party Transactions, page 54

On page F-2, you have a $2,542,500 balance on a note due to shareholder in the liabilities section of your balance sheet. Please revise to describe this note in more detail by identifying the shareholder, describing the material terms of the note, and clarifying if it is related to your Live Oak Pond Farm property debt described on page 46. Further, please file any agreements related to this debt and your arrangements with Polyidus ORUS, LLC and Live Oak Pond Farm as exhibits pursuant to Item 17.6 of Part III of Form 1-A. Also, please clarify whether Polyidus ORUS is an affiliate of your management.

The debt is the Live Oak Pond Farm property debt described on page 46. In 2013, the Company acquired  Whispering Pines, Inc., a Nevada based corporation, for 20,877,500 shares in addition to a subsequent promissory note for $2,542,500, dated February 1, 2015.  This note will be satisfied by the Shareholder/Lender, Robert Thomas, III (and/or assigns), ability to sell these shares for more than $3,900,000. The Company returned the Whispering Pines corporation minus the Live Oak Pond Farm property, on May 1st, 2015.

Page Two

These arrangements are described under “Discontinued Operations.”

The shareholder in question is Polyidus OROS, LLC.

The subject agreements related to this debt and our arrangements with Polyidus OROS, LLC and Live Oak Pond Farm have been filed as exhibits pursuant to Item 17.6 of Part III of Form 1-A.

Polyidus ORUS and its principal are not affiliates of the Company and its principals or management and have never been "affiliates" per the rule.

A copy of the Offering Circular as filed is attached here for your convenience.

Financial Statements

Please revise to provide a balance sheet and statements of comprehensive income, cash flows, and changes in stockholders’ equity for your two most recently completed fiscal year ends. Please refer to Part F/S(b) of Form 1-A for guidance.

The filing has been revised to provide a balance sheet and statements of comprehensive income, cash flows, and changes in stockholders’ equity for the two most recently completed fiscal year ends in accordance with Part F/S(b) of Form 1-A for guidance.

If you would like any further information or have any questions, please do not hesitate to contact me on my private line – 727 656 5504 or at the fax number given above.

Sincerely,

/s/ John E. Lux

John E. Lux